Exhibit 99.1

Taseko ANNOUNCES improved economics FOR its fLORENCE COPPER PROJECT

March 30, 2023, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") is pleased to announce the results of recent technical work and updated economics for its 100%-owned Florence Copper Project, located in Arizona, U.S.A (the ‘Florence Copper Project” or “Florence Copper”). The Company has filed a new technical report entitled “NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona” dated March 30, 2023 (the “Technical Report”) on SEDAR. The technical report was prepared in accordance with NI 43-101 and incorporates updated capital and operating costs for the commercial production facility and refinements made to the operating models, based on the Production Test Facility (“PTF”) results.

The technical work completed by Taseko in recent years has been extensive and has de-risked the project significantly. The PTF operated successfully over an 18-month period and provided a valuable opportunity to test operational controls and strategies which will be applied in future commercial operations. In addition, a more sophisticated leaching model has been developed and calibrated to the PTF wellfield performance. This detailed modeling data, along with updated costing, has been used to update assumptions for the ramp up and operation of the commercial wellfield and processing facility.

Project Highlights:

•	Net present value of US$930 million (after-tax, at an 8% discount rate)
•	Internal rate of return of 47% (after-tax)
•	Payback period of 2.6 years
•	Operating costs (C1) of US$1.11 per pound of copper
•	Annual production capacity of 85 million pounds of LME grade “A” cathode copper
•	22 year mine life
•	Total life of mine production of 1.5 billion pounds of copper
•	Total estimated initial capital cost of US$232 million remaining
•	Long-term copper price of US$3.75 per pound

Stuart McDonald, President & CEO of Taseko, stated, “Despite global cost inflation in recent years, the Florence Copper Project continues to demonstrate robust economics and remains one of the lowest capital intensity copper development projects in the world. The operational experience and technical information that we gained through the PTF testwork has been invaluable and we’re well positioned to build and operate the commercial-scale ISCR facility. The new Technical Report includes updated capital cost estimates based on detailed engineering and recent contractor and vendor quotations. The main cost increases relate to construction labour and wellfield drilling costs which impact both initial and sustaining capital costs.”

“The inflationary environment we have been in has also driven copper prices higher. With a lack of new mines being developed today and copper’s critical role in the global energy transition, the long-term price outlook remains very attractive for copper producers. The low-carbon, low impact production method at Florence Copper is expected to make it a preferred supplier of green, low carbon copper in the US domestic market. With procurement of long-lead items well advanced, we are ready to commence construction of the commercial facility following the issuance of the final UIC permit in the coming months,” Mr. McDonald concluded.

In-Situ Copper Recovery (“ISCR”)

The extraction method proposed for the Florence Copper Project is ISCR. ISCR extracts copper by injecting a weak sulfuric acid solution, referred to as raffinate, through targeted portions of the mineral deposit using an array of injection wells. The raffinate passes through natural fractures and voids in the deposit and dissolves the copper mineralization. The copper laden solution, known as pregnant leach solution (“PLS”), is collected in recovery wells where it is pumped to the surface for processing. Copper is extracted from the PLS using solvent extraction and electrowinning (“SX/EW”) techniques producing a saleable copper cathode product.

Production Test Facility (“PTF”)

Florence Copper operated a demonstration scale ISCR facility referred to as the PTF, where leaching under commercial operating conditions was completed between December 2018 to June 2020. The PTF facilities included an ISCR wellfield, an SX/EW processing plant, an acidic reverse-osmosis water treatment plant, a water impoundment, run-off pond, and associated infrastructure. The PTF wellfield was comprised of four injection wells, nine recovery wells, seven observation wells, and four multilevel sampling wells.

The purpose of the PTF was to demonstrate hydraulic control and confirm the oxide ore zone behaves hydrologically as an equivalent porous media thereby ensuring protection of underground sources of drinking water. Secondly, the PTF provided an opportunity to test operational controls and strategies to inform future commercial scale operations.

The PTF well field is located on the northern portion of the deposit specifically selected in a challenging hydrogeological position to demonstrate hydraulic control. The well field is situated at the edge of a graben with major faults running though the surrounding area. The location was also selected to represent the ore to be leached at the start of commercial production.

The well field was designed using the same well spacing and construction methods as those planned for the commercial-scale ISCR facility. Hydraulic performance data generated during PTF testing and operations have provided important information supporting the design and operations planning for the commercial-scale well field.

Leaching of the PTF wellfield began in December 2018 and continued under commercial operating conditions until June 2020, after which fresh acid addition was stopped and the leaching phase was ramped down and concluded with the shutdown of the process plant by end of October 2020. The PTF well field was then subsequently transitioned into a rinsing phase which is currently still in progress.

The PTF was successful in demonstrating that copper could be produced feasibly and also that hydraulic control of process solutions in the ISCR well field could be established and maintained to ensure protection of underground sources of drinking water. It has also further confirmed that the oxide ore zone behaves hydraulically as an equivalent porous media.

PTF operations provided valuable data to test operational controls and strategies to inform future commercial scale operations. Employment of strategies such as reverse flow, use of inflatable packers to target areas of the formation, and varying acid application rates through increased raffinate injection flows and or acid strengths all proved to be beneficial tools to effectively manage the leaching operation.

Sweep Efficiency

Sweep efficiency is defined as the fraction of the pore space contacted or ‘swept’ by the injected solution as it flows from injection to recovery well. Sweep efficiency increases over time as leaching progresses and more ore is contacted by process solutions. The ultimate sweep efficiency achieved over the duration of leaching indicates the proportion of the ore from which copper will be recovered.

The geophysical monitoring for the central recovery well found that all of the monitored ore zone was contacted by leach solutions in the first five weeks of leaching and achieved 90% overall. This result confirms the projected long-term sweep efficiency of 90% used in the model.

Overall Recovery Plan

The total copper recovery to cathode is projected to be 65.8% at an estimated acid consumption of 6.0 lbs/lb copper. PLS grade feeding the SX/EW plant will average 1.7 g/L of copper over the life of the project.

SX/EW Plant Operations

The SX/EW process plant operations commenced in mid-March 2019, following a four-month initial leaching period, and was shut down in October 2020, four months after fresh acid addition to raffinate was stopped resulting in a subsequent depletion of PLS copper grades feeding the plant. For the entire PTF operational run, the plant operated at a high average availability of 99.9% and produced a total of 1.1 million pounds of high-grade copper cathode product from the ISCR leach solutions.

 Reserves and Resources

Proven and Probable Reserve Estimate

(Effective December 31, 2022)

Category	Tons (millions)	Total Cu (%)	Recoverable Copper (B lbs)
Proven	258	0.35	1.8
Probable	63	0.40	0.5
Total	320	0.36	2.3
1.	Mineral Reserves follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).
2.	Mineral Reserves are contained within Florence Copper’s Mineral Resources.
3.	Mineral Reserves are assumed to be extracted using ISCR extraction methods using the following assumptions: $3.05 Cu price, $31,600/acre for core hole abandonment, $240,400/acre for cultural mitigations in identified Cultural Sites, $149,600 + $263/foot well drilling costs, $160/ton acid cost, $45.30/ton acid applied for well field operating costs, 1.2% surface losses, $0.10/lb Cu for electrowinning cost, $0.12/lb Cu G&A cost, $0.69/ton reclamation cost, $0.02/lb Cu shipping cost, 7% NSR royalties on ALSD land, 3% NSR royalties on freehold land, and 2.5% royalties on net profit.

4.	Mineral Reserves are reported without a cut-off grade and on a fully diluted basis to reflect the nature of the ISCR extraction method proposed.
5.	Tonnage factors of 13.5 ft3/ton and 13.13 ft3/ton have been applied corresponding to 8% porosity in the upper oxide zone and 5% porosity in the lower oxide and transition zones.
6.	Numbers may not add due to rounding.

Florence Project Oxide Mineral Resources

(Effective December 31, 2022)

Category	Tons (millions)	Total Copper (%)	Total Copper (B lbs)
Measured	292	0.34	2.0
Indicated	71	0.39	0.6
M+I	363	0.35	2.5
Inferred	42	0.32	0.3
1.	Mineral Resources follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).
2.	Mineral Resources are reported inclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.	Mineral Resources are confined to the Oxide and Transition zones inside a “reasonable prospects of eventual economic extraction” boundary assuming ISCR extraction methods using the following assumptions: $3.50 Cu price, $31,600/acre for core hole abandonment, $240,400/acre for cultural mitigations in identified Cultural Sites, $149,600 + $263/foot well drilling costs, $160/ton acid cost, $45.30/ton acid applied for well field operating costs, 1.2% surface losses, $0.10/lb Cu for electrowinning cost, $0.12/lb Cu G&A cost, $0.69/ton reclamation cost, $0.02/lb Cu shipping cost, 7% NSR royalties on ALSD land, 3% NSR royalties on freehold land, and 2.5% royalties on net profit.
5.	Mineral Resources are reported without a cut-off grade to reflect the nature of the ISCR extraction method proposed.
6.	Tonnage factors of 13.5 ft3/ton and 13.13 ft3/ton have been applied corresponding to 8% porosity in the upper oxide zone and 5% porosity in the lower oxide and transition zones.
7.	Numbers may not add due to rounding.

Qualified Persons and 43-101 Disclosure

The report has been prepared for Taseko Mines Limited, a producing issuer, under the supervision of Richard Tremblay, P.Eng., MBA, Richard Weymark, P.Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Sr. Vice President Operations, Mr. Weymark is Vice President Engineering and Robert Rotzinger is Vice President Capital Projects. All three are “Qualified Persons” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Mr. Tremblay, Mr. Weymark and Mr. Rotzinger have reviewed and approved the technical content of this news release.

Additional information regarding data verification, exploration information, known legal, political, environmental or other risks can be found in the Technical Report dated March 30, 2023, titled ‘NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona’ which is available on SEDAR.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Canadian reporting requirements for disclosure regarding mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Taseko’s estimates of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have been prepared in accordance with these NI 43-101 requirements.

Effective February 2019, the United States Securities and Exchange Commission ('SEC') adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers like Taseko whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101. For this reason, information contained in this news release regarding the Company’s Florence Copper Project may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States securities laws and the rules and regulations thereunder.

For further information on the differences between the disclosure requirements for mineral properties in the United States and NI 43-101, please refer to the company’s Annual Information Form, a copy of which has been filed under Taseko’s profile on SEDAR at sedar.com and the company’s Form 40-F, a copy of which will be filed on EDGAR at edgar.com.

Note: All currency amounts are stated in US dollars. Measurement units used in this release are in imperial (US).

The Technical Report includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no assurance that the Technical Report will be realized. Investors are encouraged to read the full text of the Technical Report which has been filed on SEDAR and will be also filed on EDGAR (www.sec.gov) and made available on the Taseko website.

For further information on Taseko, see the Company’s website at tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties related to the financial results of the Technical Report prepared for the Florence Copper Project, including net present value and internal rates of return, estimated capital and operating costs and the ability of Florence Copper to secure the financing to proceed with the development of the Florence Copper Project;
•	uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
•	changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development;
•	uncertainties about the continuing impact of the novel coronavirus (“COVID-19”) and the response of local, provincial, state, federal and international governments to the ongoing threat of COVID-19, on our operations (including our suppliers, customers, supply chains, employees and contractors) and economic conditions generally including rising inflation levels and in particular with respect to the demand for copper and other metals we produce;
•	inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;
•	uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;
•	the risk of inadequate insurance or inability to obtain insurance to cover material mining or operational risks;
•	uncertainties related to estimates of expected or anticipated capital and operating costs, expenditures and economic returns on our development projects, including the impact of inflation on the estimated costs related to our other development projects;
•	the risk that the results from our operations of the Florence Copper production test facility (“PTF”) and ongoing engineering work including updated capital and operating costs not prove correct in a full production scenario, resulting in lower than expect production results, increased costs, and reduced economics on commercial production than described in the Technical Report;
•	Florence Copper’s ability to be a preferred supplier of green, low carbon copper;
•	uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
•	the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;
•	the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our development projects, including with respect to our ability to obtain any remaining construction financing potentially needed to move forward with commercial operations at Florence Copper;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition, particularly in respect to Florence Copper that requires one key regulatory permit from the U.S. Environmental Protection Agency (“EPA”) in order to advance to commercial operations;
•	our ability to deploy strategic capital and award key contracts to assist with protecting the Florence Copper project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions on our construction schedule and ensuring a smooth transition into construction once the final permit is received from the EPA;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
•	our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;
•	environmental issues and liabilities associated with mining including processing and stock piling ore;
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;
•	environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
•	litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper could be subject to;
•	our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
•	our ability to meet the financial reclamation security requirements for the Gibraltar mine and Florence Copper Project;
•	the capital intensive nature of our business both to sustain current mining operations and to develop any new projects, including Florence Copper;

•	our reliance upon key management and operating personnel;
•	the competitive environment in which we operate;
•	the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel;
•	the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

Such forward looking statements or information related to the Technical Report include but are not limited to statements or information with respect to the internal rate of return, the annual production, the net present value; the life of mine, the estimated capital costs, estimated operating costs, projected metallurgical recoveries, plans for further development, securing the required permits, the market price of copper and other base metals or other statements that are not statements of fact.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.